

SE(05044194 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial West Investment Group INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4510 E Thousand Oaks Blvd.
(No. and Street)

Westlake Village, CA 91362
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene C Valentine 805-497-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lederman, Zeidler, Gray & Co.
(Name – *if individual, state last, first, middle name*)

9107 Wilshire Blvd. #260 Beverly Hills, CA 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
NOV 28 2005
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/23/06

OATH OR AFFIRMATION

I, Gene C Valentine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial West Group, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
NICKOLAS L. RIPLEY
Peace Point Equestrian Center, LLC
P.O. Box D, 230 Peace Point Road
Bethany, West Virginia 26032
My Commission Expires Aug. 1, 2015

Signature

Gene C Valentine, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of West Virginia)
) ss.
County of Brooke)

On this 15 day of November, in the year of 2005, before me, Nickolas L. Ripley, a notary public in and for said County and State, personally appeared Gene C. Valentine personally known as to me (or proved to me on the satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that the he executed the same in their authorized capacity, and that by their signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

FINANCIAL WEST INVESTMENT GROUP, INC.

Financial Statements and Supplementary Information with Independent Auditors' Report

September 30, 2005

CONTENTS

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Westlake Village, California

We have audited the accompanying statement of financial condition of Financial West Investment Group, Inc., as of September 30, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial West Investment Group, Inc., as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lederman, Zeidler, Gray & Co., LLP
Certified Public Accountants

Beverly Hills, California
November 22, 2005

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash	$ 1,500,716
Commissions receivable	243,080
Marketable securities, owned	31,089
Warrants	72,900
Prepaid expenses	15,000
Note receivable from related party	197,662
Other receivables	48,542
Deposits	13,212
Deferred income taxes	15,640
Total assets	$ 2,137,841

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 74,180
Commissions payable	817,387
Accrued expenses	287,271
Payable to related party	48,929
Other payables	122,202
Total liabilities	1,349,969
Stockholder's Equity	
Common stock, no par value	
Authorized - 10,000 shares	
Issued and outstanding - 2,500 shares	125,000
Paid-in capital	398,278
Retained earnings	264,594
Total stockholder's equity	787,872
Total liabilities and stockholder's equity	$ 2,137,841

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Revenue	
Commissions	$ 29,250,142
Interest and dividends	552,624
Other	1,730,226
	31,532,992
Expenses	
Commissions and clearing charges	25,045,869
Employee compensation and benefits	2,539,394
Dues, fees and permits	303,715
Communications	105,871
Occupancy	244,648
Settlement expense	305,492
Other operating expenses	2,946,682
	31,491,671
Income before provision for income taxes	41,321
Provision (benefit) for income taxes	
Current tax expense	1,800
Deferred tax benefit	(15,640)
	(13,840)
Net Income	$ 55,161

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, October 1, 2004	$ 125,000	$ 398,278	$ 209,433	$ 732,711
Net income	-	-	55,161	55,161
Balance, September 30, 2005	$ 125,000	$ 398,278	$ 264,594	$ 787,872

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Operating activities:	
Net income	$ 55,161
Non-cash items included in net income:	
Depreciation and amortization	51,425
Loss on disposal of assets	96,003
(Increase) decrease in assets:	
Commissions receivable	395,496
Marketable securities	49,023
Warrants	(36,000)
Prepaid expenses	(943)
Other receivables	(3,379)
Note receivable from related party	(160,797)
Deposits	3,895
Deferred taxes	(15,640)
Increase (decrease) in liabilities:	
Accounts payable	(25,371)
Commissions payable	(63,815)
Accrued expenses	182,089
Other payables	122,203
Payable to related party	48,929
Income taxes payable	(5,443)
Net cash provided by operating activities	692,836
Financing activities:	
Decrease in payable to brokerage account	(27,722)
Net cash used by financing activities	(27,722)
Increase in cash	665,114
Cash, beginning of year	835,602
Cash, end of year	$ 1,500,716
Cash paid during the year:	
Interest paid	$ 8,514
Income taxes paid	$ 1,800

The accompanying notes are an integral part of these financial statements

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1. Summary of significant accounting policies

Nature of business - The Company is a non-clearing fully disclosed broker-dealer engaged in the sale of general securities to investors. The Company does not hold securities for customers. All funds belonging to customers are held in cash accounts earmarked for holding customer funds. The Company is a 100%-owned subsidiary of Paradox Holdings, Inc.

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash in banks and cash held at the Company's clearinghouses.

Marketable securities - Management determines the appropriate classification of securities at the date individual investment securities are acquired. Trading securities are reported at fair values with unrealized gains and losses included in operations. The Company's marketable securities consist of bonds, stocks, stock mutual fund investments and options and are classified as trading securities.

Warrants owned by the Company are restricted and cannot be traded currently. This investment is shown at cost, which is less than the estimated fair market value.

Depreciation - Equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over 5 to 39 years, the estimated useful lives of the assets or the lease term if less than the estimated useful life. Expenditures for all maintenance and repairs are charged against income. Additions, major renewals and replacements that increase the useful lives are capitalized.

Estimates and assumptions - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The estimates include useful lives of property and equipment for depreciation purposes and fair value of financial instruments.

Fair value of financial instruments - The carrying value is a reasonable estimation of the fair value for cash, marketable securities and other investments, and receivables and payables.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

2. Related party transactions

The Company maintains a broker/dealer professional liability insurance policy through an insurance company that is 100% owned by Paradox Holdings, Inc. (parent company of Financial West Investment Group, Inc.).

Paradox Holdings, Inc., the 100% shareholder of the Company, received management fees from the Company in the amount of $328,849 during the current year.

The Company leases its office space and other real property under operating leases from the principal stockholder of Paradox Holdings, Inc. Rental payments for the current year were $163,960.

The following is a schedule of future minimum rental payments due to the principal stockholder of Paradox Holdings, Inc., exclusive of property taxes, insurance, and increases under the lease based on increases in the consumer price index:

October 1, 2005 - September 30, 2006	$ 180,000
October 1, 2006 - September 30, 2007	180,000
October 1, 2007 - September 30, 2008	180,000
October 1, 2008 - September 30, 2009	180,000
October 1, 2009 - September 30, 2010	180,000
Thereafter	1,800,000
	$ 2,700,000

3. Commitments

The Company is obligated under the terms of certain non-cancelable operating leases for automotive, office and other equipment. Expense for the period ended September 30, 2005 was $48,178. The following is a schedule of future minimum rental payments:

Year ending	
September 30, 2006	$ 67,983
September 30, 2007	42,223
September 30, 2008	22,550
September 30, 2009	-
	$ 132,756

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

4. Note receivable from related party

Note receivable from officer, due on demand with interest at 7%	$ 197,662

5. Payable to related party

Advance from Camden Indemnity, Limited (100% owned subsidiary of parent company of Financial West Investment Group, Inc.)	$ 48,929

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2005, the Company had net capital of $401,220, which was $301,220 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital, as defined, was 3.36 to 1.

7. Litigation

The Company has been the subject of various legal disputes incurred in the normal course of business. The Company incurred settlement expenses to resolve various investor and business disputes in the amount of $305,492 during the year. The Company has not accrued any expense for pending legal disputes because the outcome cannot be determined at this time. The Company maintains broker/dealer professional liability insurance to cover actions brought by customers against the Company. Management believes that the pending disputes are covered by insurance and the policy limits are in excess of any potential liability from pending disputes. Policy limits are $250,000 per occurrence, $1,000,000 per licensed representative, with a policy aggregate limit of $2,000,000 and a $15,000 deductible per occurrence.

The Company maintains coverage under a fidelity bond policy. The policy covers loss against dishonesty by employees or registered representatives of the Company. Policy limits are $1,000,000 with a $20,000 deductible.

8. Financial instruments with off-balance sheet risk

The Company has cash deposits in excess of federal insured limits.

FINANCIAL WEST INVESTMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

9. Retirement plan

The Company maintains a retirement plan in accordance with Section 401(k) of the Internal Revenue Code. Under the terms of this plan, eligible employees make voluntary contributions to the extent allowable by law. The Company paid in contributions of $83,137 on behalf of employees to this plan for the year ended September 30, 2005.

10. Income taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The Company files a consolidated income tax return with its parent company. Federal and state income taxes are calculated as if the Company filed a separate income tax return. The current and deferred portions of the income tax expense (benefit) included in the statement of income are as follows:

	Current	Deferred	Total
Federal	$ -	$(15,640)	$(15,640)
State	1,800	-	1,800
Total	$ 1,800	$(15,640)	$(13,840)

The deferred tax benefit results from a federal net operating loss carryforward in the amount of $80,559 which may be offset against future taxable income. The tax benefit was calculated by multiplying the loss carryforward times the estimated applicable tax rates.

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2005

Net capital	
Total stockholder's equity	$ 787,872
Deductions and/or charges	
Non-allowable assets	
Employee benefit cash account	8,020
"Errors" cash account	413
Warrants	72,900
Prepaid expenses	15,000
Notes receivable from related party	197,662
Other receivables	48,542
Deposits	13,212
Deferred income taxes	15,640
Net capital before haircuts on securities	416,483
Haircuts on securities	15,263
Net capital	$ 401,220
Aggregate indebtedness	
Total aggregate indebtedness	$ 1,349,969
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 301,220
Ratio: Aggregate indebtedness to net capital	3.36 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005)	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 392,633
Net audit adjustments	8,587
Net capital per above	$ 401,220

FINANCIAL WEST INVESTMENT GROUP, INC.
SCHEDULE II
RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2005

The Company is in compliance with the conditions of exemption from the reserve and possession or control requirements under the provisions of Rule 15c3-3 (k)(2)(ii) of the Securities Exchange Act of 1934.

LEDERMAN, ZEIDLER, GRAY & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
9107 WILSHIRE BOULEVARD, SUITE 260
BEVERLY HILLS, CALIFORNIA 90210

MEMBER
AMERICAN INSTITUTE
OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE
(310) 273-2924
FAX
(310) 276-0225

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
FINANCIAL WEST INVESTMENT GROUP, INC.
Westlake Village, California

In planning and performing our audit of the financial statements of Financial West Investment Group, Inc., for the year ended September 30, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Financial West Investment Group, Inc., that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and the procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lederman, Zeidler, Gray & Co., LLP

Beverly Hills, California
November 22, 2005

Certified Public Accountants